Moocho, Inc.



ANNUAL REPORT

1815 Purdy Ave

Miami Beach, FL 33139

0

https://www.gopepper.com

This Annual Report is dated April 29, 2024.

BUSINESS

Moocho, Inc. ("Moocho" or the "Company") primarily operates in the mobile payment and loyalty program space, particularly within the college and university community. Moocho offers a mobile app (both Moocho and Pepper) that allows users to make payments at various on-campus and off-campus merchants using their smartphones.

The Company was originally incorporated on December 28, 2010, as MoochoMoocho, Inc., a Delaware Corporation. The Company changed its name to Moocho, Inc. on December 27, 2013, and is currently d.b.a. Pepper after a rebranding campaign in 2023.

Previous Offerings

Name: Series A Preferred
Type of security sold: Equity
Final amount sold: $643,650.00
Number of Securities Sold: 2,574,600
Use of proceeds: Research and development, merchant partner expansion
Date: April 20, 2021
Offering exemption relied upon: 506(c)
Name: Series A Preferred

Type of security sold: Equity
Final amount sold: $9,275,961.00
Number of Securities Sold: 28,987,378
Use of proceeds: Research and development, merchant partner expansion
Date: December 31, 2023
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Revenue for fiscal year 2022 was $2,489,189 compared to $2,619,268 in fiscal year 2023.

This growth was primarily fueled by the expansion of our partnerships with numerous national chain retailers, enabling transactions at a greater number of their locations. Additionally, we onboarded new merchant partners which further boosted our progress. Another significant contributor to our revenue growth was an acceleration in the acquisition of new users, mainly through promotional campaigns with our grocery store partners. Furthermore, we continued the transition from tablet-based transactions at numerous point of sale (POS) locations to utilizing eGift technology, simplifying transactions through scanning solutions.

Cost of sales

Cost of Sales for fiscal year 2022 was $636,191 compared to $754,669 in fiscal year 2023.

The primary component of the cost of sales is credit card transaction fees. This cost will rise in tandem with the increase in topline revenue.

Gross margins

Gross profit for fiscal year 2022 was $1,852,998 compared to $1,864,599 in fiscal year 2023.

Gross margin as a percent of revenue decreased from 74.4% in 2022 to 71.2% in 2023. This decrease was largely driven by product mix.

Expenses

Expenses for fiscal year 2022 were $7,813,852 compared to $6,099,534 in fiscal year 2023.

The Company's decrease in expenses is attributable to a larger focus on cost controls, as well as making sustainable improvements in the app and technology.

Historical results and cash flows:

The Company is currently in its growth stage and is revenue generating. We are of the opinion that historical cash flows will be proportionally indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through sales transactions as well as debt and equity funding.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $18,389.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Ari Rosenzweig
Amount Owed: $100,000
Interest Rate: 20%

Creditor: Briarcliff K, LLC
Amount Owed: $125,000
Interest Rate: 20%

Creditor: BMT Capital Group
Amount Owed: $123,500
Interest Rate: 37%

Creditor: Charles Lieppe
Amount Owed: $25,000
Interest Rate: 0%

Creditor: David Friedman
Amount Owed: $21,000
Interest Rate: 0%

Creditor: Dennis Leahy
Amount Owed: $25,000
Interest Rate: 15%

Creditor: 2748042 Ontario Limited
Amount Owed: $188434
Interest Rate: 20%

Creditor: Alazar Joseph
Amount Owed: $100,000
Interest Rate: 15%

Creditor: Elliot Levy

Amount Owed: $100,000
Interest Rate: 20%

Creditor: Elliot Samuel Spiro
Amount Owed: $100,000
Interest Rate: 15%

Creditor: Francis Perrone
Amount Owed: $100,000
Interest Rate: 15%

Creditor: Green Note Capital
Amount Owed: $102,308
Interest Rate: 37%

Creditor: Gulp Data Choice Financial Group
Amount Owed: $278,000
Interest Rate: 18.5%

Creditor: Hunter Caroline Holdings
Amount Owed: $144,910
Interest Rate: 39%

Creditor: Itria Ventures, LLC
Amount Owed: $156,880
Interest Rate: 30%

Creditor: Jeff O'Connor
Amount Owed: $25,000
Interest Rate: 15%

Creditor: Jeffrey Rubin Living Trust
Amount Owed: $102,343
Interest Rate: 15%

Creditor: John Callas
Amount Owed: $57,500
Interest Rate: 15%

Creditor: Laurie Holdings, LLC
Amount Owed: $596,635
Interest Rate: 15%

Creditor: Leo Stein
Amount Owed: $100,000
Interest Rate: 0.0%

Creditor: Marc Vaturi
Amount Owed: $100,000
Interest Rate: 15%

Creditor: Marcos Kohn
Amount Owed: $250,000
Interest Rate: 20%

Creditor: Michael Kohn
Amount Owed: $100,000
Interest Rate: 20%

Creditor: Paul Edstrom
Amount Owed: $25,000
Interest Rate: 20%

Creditor: Randall C. Ex
Amount Owed: $45,000
Interest Rate: 0.0%

Creditor: Robert Jacobs
Amount Owed: $100,000
Interest Rate: 20%

Creditor: Roger Innes
Amount Owed: $25,000
Interest Rate: 20.0%

Creditor: SBA Loan
Amount Owed: $469,464
Interest Rate: 3.75%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew Levenson

Matthew Levenson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Director
Dates of Service: September, 2023 - Present
Responsibilities: Setting the company's vision and mission: Articulating the company's purpose and ensuring that all employees are aligned with its goals and values. Building and leading a talented team: A successful startup CEO must be able to attract, retain, and motivate top talent. Matthew currently receives salary compensation of $260,000 per year for this role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Matthew A. Levenson Revocable Trust
Amount and nature of Beneficial ownership: 28,252,494
Percent of class: 16%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, and Series A Preferred Stock.

Common Stock

The amount of security authorized is 265,000,000 with a total of 88,360,085 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 178,942,464 shares, includes 88,360,085 shares of Common Stock and 90,582,378 shares of Series A Preferred Stock. This figure does not include 14,190,126 shares of unexercised convertible notes and warrants outstanding (225,000 convertible notes and 13,965,126 warrants).

Dividends: Dividends on Series A Preferred Stock are payable only when declared by the Board and will be equivalent to the dividends paid on Common Stock, based on the conversion rate at the time of dividend declaration.

Liquidation: Upon liquidation, after satisfying the payment preferences of Series A Preferred Stock, any remaining assets will be distributed among Common Stockholders.

Voting: Common Stockholders have one vote per share in corporate matters.

Conversion: Series A Preferred Stock is convertible into Common Stock at the option of the holder, impacting the total outstanding Common Stock.

Upon a Qualified Public Offering, Series A Preferred Stock automatically converts into Common Stock, increasing the number of Common Stock shares.

Adjustments to the Conversion Ratio of Series A Preferred Stock to Common Stock can occur in the event of stock splits, dividends, combinations, or reclassifications of the Common Stock.

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation attached as Exhibit F to the Form C Filing.

Series A Preferred Stock

The amount of security authorized is 110,000,000 with a total of 90,582,378 outstanding.

Voting Rights

The Series A Preferred Stock shall be voted equally with the shares of the Common Stock of the Corporation and not as a separate class, at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Preferred Stock shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder's aggregate number of shares of Preferred Stock are convertible (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

Material Rights

The total number of shares outstanding on a fully diluted basis, 178,942,464 shares, includes 88,360,085 shares of Common Stock and 90,582,378 shares of Series A Preferred Stock. This figure does not include 14,190,126 shares of unexercised convertible notes and warrants outstanding (225,000 convertible notes and 13,965,126 warrants).

Dividends: Dividends on Series A Preferred are non-cumulative and payable only when declared by the Board, equal to Common Stock dividends.

Liquidation: Upon liquidation, Series A Preferred shareholders have a priority claim on the Corporation's assets up to their purchase price plus declared but unpaid dividends.

Any remaining assets after Series A claims are met will be distributed to Common Stock shareholders.

Series A Preferred may elect to convert to Common Stock instead of receiving liquidation amounts.

Certain corporate actions, like mergers or asset sales, are treated as liquidations.

Voting: Series A Preferred votes together with Common Stock, with each share convertible into an equivalent number of Common Stock votes.

Series A Preferred Stockholder approval is required for actions adversely affecting their shares or for increasing Series A shares.

Conversion: Series A Preferred automatically converts to Common Stock upon a Qualified Public Offering or optionally at the holder's discretion.

Conversion terms include the issuance of Common Stock certificates and the payment of cash in lieu of fractional shares.

Rights associated with Series A Preferred cease upon conversion, except for the right to receive Common Stock.

The Conversion Ratio is adjustable based on stock splits, dividends, combinations, or reclassifications.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering series A preferred shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the preferred A shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Execution & Scale Risk The risk of the team not executing according to plan, squandering the tremendous growth opportunity directly in front of us now that we have the most difficult part of the equation ironed out, having partnered with the largest national chains in the country. Ultimately how we mitigate this is by ensuring we've hired and retained the right team, and continue to iterate and improve the app, technology, value proposition, and overall user experience.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April

29, 2024.

Moocho, Inc.

By   /s/ _Matthew Levenson_

    Name: <u>Moocho, Inc.</u>

    Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

MOOCHO, INC.

Financial Statements
Year Ended December 31, 2023, and 2022
(Unaudited)

MOOCHO, INC.
Balance Sheet

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 18,389	$ 81,066
Accounts Receivable, net	$ 687,705	$ 550,140
Prepaids and Other Current Assets	12,151	22,463
Total Current Assets	**718,244**	**653,669**
Property and Equipment, net	$ 322,996	$ 363,913
Intangible Assets	1,467	1,867
Total Assets	**$ 1,042,707**	**$ 1,019,449**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 8,193,757	$ 10,157,698
Credit Cards	12,757	13,054
Current Portion of Loans and Notes	3,238,745	2,169,448
Accrued Interest on Notes	258,890	382,556
Forward Financing	10,000	279,527
Other Current Liabilities	161,578	173,175
Total Current Liabilties	**11,875,726**	**13,175,459**
Promissory Notes and Loans	469,464	469,464
Total Liabilties	**12,345,190**	**13,644,923**
STOCKHOLDERS' EQUITY		
Capital Stock	23,730,662	17,569,948
Treasury Stock	(530,000)	(530,000)
Retained Earnings	(34,503,145)	(29,665,422)
Total Stockholders' Equity	**(11,302,483)**	**(12,625,473)**
Total Liabilities and Stockholders' Equity	**$ 1,042,707**	**$ 1,019,449**

MOOCHO, INC.
Statements of Operations

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 2,619,268	$ 2,489,189
Cost of Goods Sold	754,669	636,191
Gross Profit	1,864,599	1,852,998
Operating Expenses		
General and Administrative	5,796,663	7,173,629
Sales and Marketing	302,871	640,223
Total Operating Expenses	6,099,534	7,813,852
Operating Income/(Loss)	(4,234,935)	(5,960,854)
Interest Expense	603,118	427,615
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(4,838,054)	(6,388,469)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$(4,838,054)**	**$(6,388,469)**

MOOCHO, INC.
Statements of Changes in Stockholders' Equity

(in, $US)	Common Stock Shares	Common Stock Amount	Series A Preferred Stock Shares	Series A Preferred Stock Amount	Additional Paid in Capital	Treasury Stock	Retained Earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance - December 31, 2021	**79,573,408**	**$ 79,573**	**88,064,796**	**$ 88,065**	**$ 16,717,892**	**$ (430,000)**	**$ (23,294,157)**	**$ (6,838,627)**
Issuance of Stock	560,000	560			714,441			715,001
Treasury Stock			(13,272,700)	(13,273)		(100,000)		(113,273)
Net Income/(Loss)							(6,388,469)	(6,388,469)
Balance - December 31, 2022	**80,133,408**	**$ 80,133**	**74,792,096**	**$ 74,792**	**$ 17,432,333**	**$ (530,000)**	**$ (29,682,626)**	**$ (12,625,368)**
Issuance of Stock	8,226,677	8,227	15,790,282	15,790	6,136,921			6,160,938
Treasury Stock						-		-
Net Income/(Loss)							(4,838,054)	(4,838,054)
Balance - December 31, 2023	**88,360,085**	**$ 88,360**	**90,582,378**	**$ 90,582**		**$ (530,000)**	**$ (34,520,679)**	**$ (11,302,483)**

MOOCHO, INC.
Statements of Cash Flows

As of December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ (4,838,054)	$ (6,388,469)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	181,112	165,386
Share-Based Compensation	-	12,728
Amortization of Intangibles	400	400
Changes in operating assets and liabilities:		
Accounts Receivable, net	(137,565)	(273,628)
Prepaids and Other Current Assets	10,313	-
Accounts Payable	(1,963,941)	5,200,533
Credit Cards	(297)	7,767
Accrued Interest on Notes	(123,666)	185,146
Other Current Liabilties	(11,492)	70,322
Net cash provided/(used) by operating activities	**(6,883,191)**	**(1,019,815)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(140,195)	(252,220)
Net cash provided/(used) in investing activities	**(140,195)**	**(252,220)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	6,160,938	702,273
Treasury Stock	-	(113,273)
Forward Financing	(269,527)	279,527
Borrowing on Promissory Notes and Loans	1,069,297	444,712
Net cash provided/(used) by financing activities	**6,960,708**	**1,313,239**
Change in Cash	(62,678)	41,203
Cash - beginning of year	81,066	39,862
Cash - end of year	**$ 18,388**	**$ 81,066**

_____

NOTE 1 – NATURE OF OPERATIONS

Moocho, Inc. was formed on December 28, 2010 in the state of Delaware. The financial statements of Moocho, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami Beach, Florida.

In-person retailers have little information about their shoppers, and shoppers want to be rewarded for their purchases but without having to download 150 apps! Moocho solves this problem with an easy-to-use app combining all your favorite stores like Amazon, Target, Giant Eagle, CVS, Best Buy, Home Depot, Chipotle, Subway, among many others, rewarding shoppers with the highest payback available, over 6% on average. For consumers, Moocho offers a network rewards program, where Moocho users earn points on every purchase redeemable for rewards at any Moocho partner merchant, as well as receiving personalized offers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from its user-friendly application, where Moocho garners an average commission of 6% from the merchants based on the consumer expenditure on product purchases when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

During the years presented, the Company entered into promissory notes and loans agreements. The details of the Company's loans, notes are as follows:

Lender	Amount	Interest Rate
Ari J Rosenzweig	$ 100,000	20%
Barcliff Deals, Inc	$ 125,000	20%
BMT Capital Group	$ 123,500	37%
Charles Lieppe	$ 25,000	0%
David Friedman	$ 21,000	0%
Dennis Leahy	$ 25,000	15%
Dianna T Vaturi	$ 188,434	20%
Elazar M Joseph	$ 100,000	15%
Elliot G Levy	$ 100,000	20%
Elliot Samuel	$ 100,000	15%
Francis Perrone	$ 100,000	15%
Green Note Capital	$ 102,308	37%
Gulp Data Choice Financial Group	$ 278,000	18.5%
Hunter Caroline Holdings	$ 144,910	39%
Itria Ventures, LLC	$ 156,880	30%
Jeffrey O'Connor	$ 25,000	15%
Jeffrey Rubin Living Trust	$ 102,343	15%
John/Darcy Callas	$ 50,000	15%
Laurie Holdings, LLC	$ 596,635	15%
Leo Stein	$ 100,000	0%
Marc Vartri	$ 100,000	15%
Marcos Kohn	$ 250,000	20%
Michael Kohn	$ 100,000	20%
Paul Edstrom	$ 25,000	20%
Randall C. Ex	$ 45,000	0%
Robert Jacobs	$ 100,000	20%
Roger Innes	$ 25,000	20%
SBA Loan	$ 469,464	3.75%

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses that could result in the Company ceasing operations.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue 265,000,000 shares of common stock at a par value of $0.001 per share. As of December 31, 2023, 88,360,085 shares were issued and outstanding.

Series A Preferred Stock
The Company is authorized to issue 75,000,000 shares of common stock at a par value of $0.001 per share. As of December 31, 2023, 90,582,378 shares were issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 12, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Matthew Levenson, the Founder & CEO of Moocho, Inc., hereby certify that the financial statements of Moocho, Inc. and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Moocho, Inc. has not yet filed its federal income tax for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 12, 2024.



Founder & CEO
April 9, 2024

CERTIFICATION

I, Matthew Levenson, Principal Executive Officer of Moocho, Inc., hereby certify that the financial statements of Moocho, Inc. included in this Report are true and complete in all material respects.

Matthew Levenson

Founder & CEO